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                                                                 Exhibit (a)(24)


                                                                   November 1999

To Our Shareholders:

As many of you are aware, our principal shareholders have commenced a tender offer for shares of common stock of Amway Japan, through N.A.J. Co., Ltd., a Japanese corporation, at an offer price of Y1,490 per share.

According to N.A.J, the tender offer is for all outstanding shares of the Company and it aims to enable restructuring and realignment of the Company's business in order to be able to pursue long-term business strategies. As a result, in addition to providing a fair price to the Company's shareholders, the tender offer will establish an even more cooperative relationship between the Company and Amway Corporation in the United States, as well as between the Company and the whole Amway Group, and contribute to further growth of the Company.

The tender offer price has been established through negotiation between N.A.J. and the board of directors of the Company. The price has a 50.5% premium to the Company's closing share price on November 12 and is set at a level which exceeds the 52-week high. Goldman Sachs and Co. acted as a third party financial advisor to the disinterested directors.

Therefore, the board of directors of the Company recommends that our public shareholders accept the offer and tender their shares.

The Company entered into a Memorandum Regarding Merger dated November 15, 1999 with N.A.J. Co., Ltd. in accordance with the resolution by the board of directors. If such merger is approved by an extraordinary meeting of shareholders and statutory merger procedures are completed, OTC registration of the Company's shares will be cancelled. Under the merger procedures, shareholders who object to the merger are permitted to an appraisal right; however, consideration paid to dissenting shareholders could well be different from the purchase price under this tender offer. Furthermore, we would like you to be aware that our principal shareholders have expressed their desire to substantially change our former dividend policy upon completion of the tender offer.

You should decide whether or not to tender your shares based on careful review of the Tender Offer Explanatory Statement and other documents.

Tenders can be made at any of Nikko Salomon Smith Barney Limited, The Nikko Securities Co., Ltd. or Morgan Stanley Japan Limited. Individual shareholders should contact the nearest retail branch offices of The Nikko Securities Co., Ltd. in order to tender.

On behalf of Amway Japan, I would like to take this opportunity to thank our public shareholders who have supported us through the recent difficulties of continuing weak economy in Japan and other factors. Both our principal shareholders and we are committed to doing business in Japan and hope that you will continue to patronize our products and services.

Sincerely

/s/ Richard S. Johnston

Richard S. Johnson, President and Representative Director
Amway Japan Limited